February 19, 2013

To:	Andrew D. Mew
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20002

Re:	Spindle, Inc. (the “Registrant”), File No.: 333-145088
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 30, 2012

Dear Mr. Mew:

This letter is in response to the comments contained in the Staff’s letter to the Registrant, dated January 3, 2013, concerning the Form 10-K for the fiscal year ended December 31, 2011 filed by the Company with the Securities and Exchange Commission (the "Commission") on March 30, 2012 (the “Comment Letter”).

The comments from the Comment Letter are repeated below and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Comment Letter.

On behalf of the Registrant, the following are our responses to the Staff’s comments:

Note 1 - History and organization of the company, page F-6

1.

We read your response to comment 1, and we are not persuaded by your accounting analysis or conclusion. In this regard, we note that prior to the Asset Purchase Agreement, Coyote Hills Golf, Inc. was a shell company.  Further, the management team of Coyote Hills Golf, Inc. resigned within close timing of the Asset Purchase Agreement in which Spindle Mobile, Inc. acquired 80% of the issued and outstanding common stock of Coyote Hills Golf, Inc.  In this regard, we continue to believe a reverse capitalization transaction occurred.  Provide to us a comprehensive accounting analysis supported by the relevant GAAP literature explaining in detail why you believe a reverse capitalization did not occur, or revise your financial statements to remove the Coyote Financial Statements for all prior periods presented along with a revised audit opinion.  Further please properly label the period from the inception date of January 14, 2011 to December 31 for the current year SMI financial statements. Lastly, revise your MD&A discussion and subsequent quarterly financial statements.

In response to the Staff's comments and after consultation with the Company's independent accounting firm and management, the Company's board of directors has approved a restatement of the Company's financial statements included in its Form 10-K for the fiscal year ended December 31, 2011 (the "2011 Fiscal Year"), and each of the quarterly periods during the fiscal year December 31, 2012, to account for the asset acquisition transaction described above as a reverse capitalization transaction (the "Restatements"). The Company filed a Form 8-K (the "Current Report") with the Commission on February 11, 2013 announcing the approval by the Company's board of directors to proceed with the Restatements. While the Company has begun the process of revising the financial statements for the 2011 Fiscal Year, it is early in the process of preparation, therefore the date on which the amended filings will be filed is yet to be determined.  The Company intends to amend the Current Report once it is in a position to specify the date on which the amended filings will be filed.

United States Securities and Exchange Commission

Re: Spindle, Inc.

February 19, 2013

In connection with the Registrant's responses to the above comments, the Registrant hereby acknowledges that:

•

the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If any further questions or comments should arise, feel free to contact Melanie Fegueroa, Esq., at Richardson & Patel, LLP via phone at (212) 931-8713, fax at (917) 677-8165, or by e-mail to mfigueroa@richardsonpatel.com.

Sincerely,

/s/ William Clark

William Clark

President

Spindle, Inc.